Exhibit 99.1

Ayr Wellness Enters Agreement to Acquire Dispensary 33 in Chicago

Will Add Two Chicago Dispensaries to Growing Illinois Footprint

MIAMI, November 22, 2021– Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a vertically-integrated cannabis multi-state operator (MSO), has entered into an agreement to acquire Gentle Ventures, LLC d/b/a Dispensary 33 (“Dispensary 33”), and certain of its affiliates that collectively own and operate two licensed retail dispensaries in Chicago, Illinois.

“In any market where we operate, our goal is to develop scale and meaningful presence,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr. “Today’s announcement builds on our existing foundation in Illinois, which we began building just a few months ago with the proposed acquisition of two stores in Quincy, Illinois. Since then, we have sought opportunities to deepen our presence, beginning with our social equity partner, Land of Lincoln, which was selected for a dispensary license in Bloomington, and today’s proposed acquisition of Dispensary 33 in Chicago, which, when completed, will give us a presence in two of Chicago’s most desirable neighborhoods. We will continue to seek opportunities to expand in Illinois.”

Dispensary 33 operates two locations in Chicago, one on the lively N Clark Street in the Andersonville neighborhood, and the other on W Randolph Street in West Loop, a former industrial meatpacking district that has become one of Chicago’s most popular neighborhoods for restaurants, nightlife and hospitality.

Ayr intends to acquire the equity interests in Dispensary 33 (the “Equity Interests”) pursuant to a definitive purchase and sale agreement (the “Purchase Agreement”) proposed to be entered into between Ayr, its affiliate, and Dispensary 33 and the holders of 100% of the equity interests’ holders of Dispensary 33 (collectively, the “Sellers”). Purchase consideration is expected to consist of $55 million upfront, including $12 million of cash, $3 million of sellers notes and $40 million of stock. An earn-out is payable if certain Adjusted EBITDA performance is achieved through Q3 2022.

The acquisition is subject to customary closing conditions and regulatory approvals, as well as the execution of the Purchase Agreement.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. There can be no assurance that the acquisition of Dispensary 33 will be completed or, if it does, that it will be successful.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston
MATTIO Communications
T: (703) 926-9159
Email: ir@mattio.com
Email: IR@ayrwellness.com